Exhibit 99.1

STONE WAIVED CERTAIN BREAKUP FEES AND INCREASED CASH PORTION OF CONSIDERATION FOR BUSINESS COMBINATION WITH LINX AND LINX’S INDEPENDENT BOARD RATIFIED ITS RECOMMENDATION IN FAVOR OF STONE’S TRANSACTION

São Paulo, Brazil, October 29, 2020 - StoneCo Ltd. (Nasdaq: STNE) (“Stone”), a leading provider of financial technology solutions that empower merchants to conduct commerce seamlessly across multiple channels, today announces that it has waived certain breakup fees and increased the cash portion of the consideration to be paid to Linx shareholders in connection with the definitive agreement for STNE Participações S.A. (“STNE”), a controlled company of Stone that holds the software investments business of the Stone group in Brazil, to merge its business with Linx S.A. (B3: LINX3; NYSE: LINX) (“Linx”), a leading provider of retail management software in Brazil (“Transaction”).

In response to the request made by Linx Independent Board Members and in order to reach the best outcome for all stakeholders, including Linx´s clients, shareholders and employees, Stone and Linx have agreed on the following changes:

1)	Waiver of the R$112,500,000 breakup fee in case of non-approval at the Linx Shareholders Meeting: Stone has agreed to waive the R$112,500,000 breakup fee (clause 8.1 (iv) of the Association Agreement) in the case that any of the matters being voted upon are rejected at the Linx Extraordinary Shareholders Meeting (“ESM”). All other fines pursuant to the Association Agreement remain unchanged.

2)	Increase in the total consideration: Conditioned upon approval of the transaction in the Linx ESM to be held on November 17, 2020, Stone has agreed to increase the cash portion of the consideration to be paid to Linx shareholders by R$0.50 per share. As a result, each Linx share will receive cash consideration of R$ 32.06 plus 0.0126774 Stone Class A common shares, increasing the total consideration to R$ 35.96, based on Stone’s closing price as of October 28, 2020, a premium of 36.6% to Linx unaffected[1] 30-day VWAP.

In addition, according to the Minutes of Linx’s Board Meeting held on October 28, 2020, Linx’s Independent Board Members revisited their recommendation given recent events and new information from both the Stone transaction and TOTVs proposal. Some of the elements the Independent Board Members took into consideration were the following:

(a) the impossibility of a conclusive assessment of the gains arising from the synergies of operational expenses, revenues and goodwill presented by Totvs, the impossibility to assure its complete execution, as well as the assumptions of growth in perpetuity necessary for the synergy amounts estimated by Totvs to be concretized;

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1 Period preceding August 7th, which was the Reference Date in the Association Agreement

(b) the absence of penalties in the Totvs proposal applicable to the cases of withdrawal by Totvs before the approval of the shareholders of both companies and/or rejection of the Totvs proposal by the Totvs’ shareholders;

(c) the low amounts of the break-up fees proposed by Totvs;

(d) the higher probability of approval or approval without restrictions of the Stone Transaction by CADE or, in case of an approval with restrictions, that the restrictions in case of a Stone Transaction would be less burdensome in comparison to the Totvs proposal;

(e) the still uncertain schedule for the effectiveness of F-4 Form related to the Totvs proposal;

(f) STNE’s decision to waive the partial break-up fee of BRL 112,500,000.00;

(g) STNE’s decision to increase the cash portion of the consideration to be paid to Linx shareholders, as long as the Stone Transaction is approved by Linx’s ESM on November 17, 2020;

(h) the Stone Transaction is based on a rationale of strategic complementarity – where the combining of financial services with software in integrated solutions will bring value to Linx’s clients, which will have more options to grow their businesses; and

(i) that the comparison between the proposals in force on this date demonstrates that the Stone Transaction is still the one that best fulfills the Company’s and its shareholders’ interests, capturing important value with a lower level of economic, financial and legal insecurity.

After evaluating the aspects above, as detailed in the Minutes of the Linx’s Board Meeting, the Linx Independent Board Members, with the abstention from Linx’s founders, ratified their recommendation to vote favorably for a transaction with Stone at Linx’s ESM to be held on November 17, 2020.

Approvals

The implementation of the Transaction is conditioned upon, among other things: (i) prior approval by the Brazilian antitrust authority (CADE); (ii) approval by the Linx shareholders at the Linx ESM, authorization for STNE to not list in the Novo Mercado, and exemption for STNE to carry out the tender offer provided for in Section 43 set forth in Linx’s bylaws; (iii) approval by the STNE shareholders of the redemption of the mandatorily redeemable preferred shares granted to Linx’s shareholders in exchange for cash and/or Stone Class A common shares at a shareholders meeting of STNE; (iv) the Stone BDRs shall be registered with the CVM and admitted to trading at B3 and (v) the effectiveness by the United States Securities and Exchange Commission (“SEC”) of Stone's registration statement on Form F-4 in respect of the Stone Class A common shares to be issued to Linx shareholders. Regarding condition (v), on October 5, 2020, the SEC declared Stone’s Form F-4 effective.

We do not expect the Transaction to generate antitrust concerns.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, or an exemption therefrom.

Additional Information and Where to Find It

In connection with the Transaction, Stone and Linx have filed relevant materials with the SEC including a registration statement of Stone on Form F-4. The Form F-4 contains a prospectus and other documents. INVESTORS AND SECURITY HOLDERS OF STONE AND LINX ARE URGED TO READ THE FORM F-4 AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT STONE, LINX AND THE TRANSACTION AND RELATED MATTERS. The Form F-4 and all other documents filed with the U.S. SEC in connection with the Transaction will be available when filed, free of charge, on the U.S. SEC’s website at www.sec.gov. In addition, the Form F-4 and all other documents filed with the U.S. SEC in connection with the Transaction will be made available, free of charge, to U.S. shareholders of Stone on Stone’s website at http://www.stone.co.

FORWARD LOOKING STATEMENTS

This communication contains certain statements that are “forward-looking” statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934. Words such as “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “hope”, “intend”, “may”, “might”, “should”, “would”, “will”, “understand” and similar words are intended to identify forward looking statements. These forward-looking statements include, but are not limited to, statements regarding the Transaction. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. For example, the expected timing and likelihood of completion of the Transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the Transaction that could reduce anticipated benefits or cause the parties to abandon the Transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the agreements relating to the Transaction, the risk that the parties may not be able to satisfy the conditions to the Transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the Transaction, the risk that any announcements relating to the Transaction could have adverse effects on the market price of the shares of Stone or Linx, the risk that the Transaction and its announcement could have an adverse effect on the ability of Stone and Linx to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies, and other factors. All such factors are difficult to predict and are beyond Stone’s control, including those detailed in Stone’s annual reports on Form 20-F and current reports on Form 6-K that are available on its website at http://www.stone.co and on the SEC’s website at http://www.sec.gov. Stone’s forward-looking statements are based on assumptions that Stone believes to be reasonable but that may not prove to be accurate. Stone undertakes no obligation to publicly release the result of any revisions to any such forward-looking statements that may be made to reflect events or circumstances that occur, or which we become aware of, except as required by applicable law or regulation. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Contact:

Investor Relations

investors@stone.co